News Release

January 27, 2006
P 115/06e
Michael Grabicki
BASF Announces Engelhard Board Nominees	Phone +49 621 60-99938
Cell +49 172 7491891
Fax +49 621 60-92693
• Company Reaffirms Tender Offer Price of $37 per Share	michael.grabicki@basf.com

Ludwigshafen, Germany, January 27, 2006 — BASF	US media contact:
Aktiengesellschaft (Frankfurt: BAS, NYSE: BF [ADR], LSE:	Timothy Andree
BFA, SWX: AN), the world’s leading chemical company, today	Phone +1 973 245 6078
announced that it has nominated two candidates for election to	Cell +1 973 519 5195
Engelhard Corporation’s (NYSE: EC) Board of Directors in	Fax +1 973 245 6715
accordance with Engelhard’s bylaws. The candidates will stand	andreet@basf.com
for election at the upcoming annual meeting of Engelhard’s
stockholders, which is currently scheduled for May 4, 2006.	Analysts/Investors contact:
Magdalena Moll
“We believe that our all-cash tender offer of $37 per share offers	Phone +49 621 60-48002
Engelhard stockholders an opportunity to realize a significant and	Fax +49 621 60-22500
timely return that Engelhard otherwise would be unable to	magdalena.moll@basf.com
achieve, either on a stand-alone basis or in connection with an alternative transaction,” said Dr. Jürgen Hambrecht,
Chairman of the Board of Directors of BASF Aktiengesellschaft.

The BASF nominees are Julian A. Brodsky and John C. Linehan.
“Messrs. Brodsky and Linehan are highly qualified candidates
who will act in accordance with their fiduciary duties and seek to	BASF Aktiengesellschaft
maximize value for Engelhard’s stockholders,” Dr. Hambrecht	67056 Ludwigshafen, Germany
said.	Phone:+49 621 60-0
http://www.basf.com
Corporate Media Relations
Phone: +49 621 60-20710
Fax: +49 621 60-92693
presse.kontakt@basf.com

BASF’s tender offer is scheduled to expire at 12:00 midnight, New York City time, on February 6, 2006, unless extended.

Biographical Information

Julian A. Brodsky

Mr. Brodsky is a founder and, since 2004, has served as non-executive Vice Chairman of Comcast Corporation (NYSE: CMCSA), a leading provider of cable, entertainment and communications products and services in the United States. Prior to that he served as Comcast’s Executive Vice President, Senior Vice President, Chief Financial Officer and Vice Chairman. From 1999 to 2004, he also served as Chairman of Comcast Interactive Capital, an in-house venture fund. Currently, Mr. Brodsky serves as a Director of the RBB Fund Inc., a mutual fund, and as a member of the Board of Directors of Amdocs Limited (NYSE: DOX), a technology company. Mr. Brodsky is a certified public accountant and a graduate of the Wharton School of Finance and Commerce of the University of Pennsylvania.

John C. Linehan

Mr. Linehan is currently a member of the Board of Directors of Pacific Energy Partners, L.P. (NYSE: PPX), a company engaged principally in the business of gathering, transporting, storing, and distributing crude oil, refined products and related products in California and the Rocky Mountain region. In 2001 and 2002, Mr. Linehan served as Chairman and CEO of Texaco Refining & Marketing (East) Inc. and, before that, as Executive Vice President and Chief Financial Officer of Kerr-McGee Corporation (NYSE: KMG), a global energy company based in Oklahoma City and a leader in oil and natural gas exploration and production, from which he retired in 1999. Mr. Linehan has also served as Chairman of the Finance Committee of the American Petroleum Institute and as a member of the Board of Directors of Tom Brown, Inc. (NYSE: TBI) until its acquisition by EnCana Corporation in 2004. Mr. Linehan is a member of both the American Institute of Certified Public Accountants and the Oklahoma Society of Certified Public Accountants.

Lehman Brothers is acting as financial advisor and Shearman & Sterling LLP is acting as legal advisor to BASF on the proposed transaction.

BASF is the world’s leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF’s intelligent solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2004, BASF had approximately 82,000 employees and posted sales of more than €37 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

BASF currently intends to solicit proxies for use at Engelhard’s 2006 annual meeting of stockholders, or at any adjournment or postponement thereof, to vote in favor of BASF’s nominees identified in this press release and to vote on any other matters that shall be voted upon at Engelhard’s 2006 annual meeting of stockholders. BASF currently intends to file a proxy statement on Schedule 14A with the U.S. Securities and Exchange Commission (the “SEC”) in connection with this solicitation of proxies. All Engelhard stockholders are strongly encouraged to read the proxy statement, if and when it is available, because it will contain important information. Engelhard stockholders may obtain copies of the proxy statement and related materials, if and when they are available, for free at the SEC’s website at www.sec.gov.

The identity of people who, under SEC rules, may be considered “participants in a solicitation” of proxies from Engelhard stockholders for use at Engelhard’s 2006 annual meeting of stockholders and a description of their direct and indirect interests in the solicitation, by security holdings or otherwise, will be contained in the proxy statement on Schedule 14A that BASF currently intends to file with the SEC.

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Engelhard Corporation. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents) which was filed with the SEC on January 9, 2006. Engelhard stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Engelhard stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at +1 877 750 5837 (Toll Free from the U.S. and Canada) or 00800 7710 9971 (Toll Free from Europe).

This press release contains forward-looking statements.  All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF’s Form 20-F filed with the SEC.